                                                                   EXHIBIT 99.1

PacifiCare(R)
Health Systems
                                                    3120 W. Lake Center Drive
                                                    Santa Ana, California 92704
                                                    Tel. (714) 825-5200
News Release
--------------------------------------------------------------------------------

               CONTACT:          David K. Erickson         Lisa Boyette
                                 Investor Relations        Media Relations
                                 (714) 825-5491            (714) 825-5121

FOR IMMEDIATE RELEASE
---------------------


                  PACIFICARE HEALTH SYSTEMS ANNOUNCES INCREASE
                        IN SHARE REPURCHASE AUTHORIZATION


     Jeff Folick Announces Intention to Transition Into Less Active Role

             Alan Hoops Assumes Role of President, In Addition to
                      Chief Executive Officer and Director

         SANTA ANA, Calif., November 4, 1999 - PacifiCare Health Systems, Inc., (Nasdaq: PHSY) today announced that its board of directors has authorized the repurchase of up to 12 million shares of its 43.5 million outstanding shares of common stock, in addition to the 2.46 million shares repurchased to date. The authorization includes any repurchases to be made under the terms of the Company's previously announced agreement with UniHealth. It is anticipated that the repurchase of the shares will be funded through a combination of cash from operations, bank debt and/or other debt financing.

         "Share repurchases are absolutely irresistible for us, given our current stock price and views on our strong growth prospects," said Alan Hoops, president and chief executive officer. "Our strong cash flows will enable us to purchase shares while maintaining adequate levels of capital reserves and a reasonable debt-to-capital ratio." Hoops confirmed that PacifiCare continues to expect to reach its previously stated goal of 1999 earnings per share growth in the 40 to 45 percent range.

         Additionally, President and Chief Operating Officer Jeff Folick announced that he intends to transition into a less active role with the Company. Folick will act as executive vice president and oversee the Specialty Services division until a permanent leader of this division is named.

         Commensurate with Folick's announcement, Hoops will resume the role of president and also continue as chief executive officer and board member. David
A. Reed, who has served as a director of the Company for seven years and participates on its Audit Committee, will lead the board as chairman based on his 40 years of extensive experience in the health delivery and health plan industries. He is a past chairman of the board of the American Hospital Association and the Health Plan of America.

         Reed stressed, "Since PacifiCare was founded, two things have always been constant. One is that we can count on Alan to make tremendous contributions to the growth of this company. The second is that to ensure proper checks and balances between the board and management, PacifiCare's president has not simultaneously served as chairman of the board. Given Alan's invaluable and extensive experience, we believe there is no one better than Alan to return to a more hands-on role of running the Company as its president and chief executive officer."

         Hoops stated, "As one of the founders of PacifiCare, I'm deeply committed to continuing our track record of growth. With the highest degree of enthusiasm, I will again devote my attention to the president's active daily role in our strong range of operations, in addition to my duties as chief executive officer. As stated when we released third quarter earnings last week, our confidence in and outlook on the future is very positive."

         Consistent with the board's purpose of increasing shareholder value, it has named directors David Reed, Jack Anderson, David Carpenter and Terry Hartshorn, the Company's former chairman, to its new executive committee whose primary focus is to explore value increasing strategies. The executive committee worked with Warburg Dillon Read LLC, the company's financial advisor, to facilitate the increase in PacifiCare's share repurchase authorization announced today.

         PacifiCare Health Systems is one of the nation's leading managed health care services companies. Primary operations include managed care products for Medicare beneficiaries and employer groups in nine states and Guam serving approximately 3.7 million members. Other specialty products and operations include behavioral health services, life and health insurance, dental and vision services, pharmacy benefit management and Medicare+Choice management services. More information on PacifiCare Health Systems can be obtained at www.pacificare.com.


Cautionary Statement:
---------------------

The statements contained in this release that are not historical facts are forward-looking statements, including those relating to expectations regarding cash flows, capital reserves and debt levels. Important factors that could cause results to differ materially from management's expectations include failure to continue current cost control and pricing strategies or to implement planned changes; the availability of internally generated cash to fund common stock repurchases; the ability to successfully amend the existing credit facility and more generally, an unexpected increase in competition; an unfavorable pricing environment; the inability to achieve expected efficiencies in operations or effectively control health care costs; computer conversion and Year 2000 problems; and new regulations or laws relating to capitation, benefit mandates, service, utilization management, provider contracts and similar matters. Additional information on factors that could potentially affect our financial and other results may be found in our documents filed with the Securities and Exchange Commission.


                                      ###